Exhibit 99.2

NIO INC.

RESTRICTED SHARE UNITS AWARD AGREEMENT

Name of Grantee: Bin Li	Plan: 2026 Share Incentive Plan, as amended and/or restated from time to time (the “Plan”)
Staff ID:
Address:	Grant:	248,454,460 restricted share units of NIO
Inc. (the “Company”), each evidencing the
rights to receive one (1) Class A ordinary
share of the Company (“Share”) upon
vesting (the “Restricted Share Units”)

________	Grant Date: _______________________
Vesting Commencement Date: ______________________

1.             Grant. Effective on the Grant Date you have been granted the Restricted Share Units, in accordance with the provisions of the Plan and subject to the restrictions, terms and conditions set forth in this Restricted Share Units Award Agreement (this “Agreement”). Defined terms used herein shall have the meaning set forth in the Plan, unless otherwise defined herein.

2.             Vesting Conditions and Schedule. Subject to the terms of this Agreement and of the Plan, the Restricted Share Units shall vest in accordance with the vesting conditions and schedule as set forth in Exhibit A attached hereto.

3.             Company’s Obligation to Pay. Unless and until the Restricted Share Units shall have vested in the manner set forth in this Agreement or the Plan, you shall have no right to payment of any such Restricted Share Units. Prior to actual payment of any vested Restricted Share Units, such Restricted Share Units shall represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

Payment of any vested Restricted Share Units will be made in whole Shares (as defined in the Plan) only. When Shares are paid to you in payment for the Restricted Share Units, par value shall be deemed paid by you for each Restricted Share Unit by past services rendered by you, and shall be subject to the appropriate tax withholdings. In the sole discretion of the Administrator, the Restricted Share Units may be settled, in part or solely, in cash in lieu of Shares, equal to (i) the Fair Market Value of a Share on the relevant distribution date, multiplied by (ii) the number of Restricted Share Units to be distributed, subject to any applicable tax withholding.

4.             Distribution after Vesting. Any Restricted Share Units that vest in accordance with this Agreement will be distributed to you (or in the event of your death, to your estate) in whole Shares (or, in the sole discretion of the Administrator, in cash) as soon as administratively practicable after vesting, subject to other provisions of this Agreement. For the avoidance of doubt, unless the Administrator decides otherwise, no distribution will be made until all conditions set forth in Paragraph 9 of this Agreement are satisfied.

5.             Register of Members and Share Certificate. The unvested portion of the Restricted Share Units will not be registered on the Company’s Register of Members. With respect to any vested portion of the Restricted Share Units that will be distributed in whole Shares, the Company will issue the corresponding number of Shares to you and has the right but not the obligation to enter your name into the Register of Members. If the Company has entered your name into the Register of Members with respect to any Shares issued in settlement of the vested portion of the Restricted Share Units (for the avoidance of doubt, the entry date shall be the settlement date), it may, but is not obligated to, issue one or more share certificates, registered in the Grantee’s name and bearing such legend as the Company deems necessary and appropriate, evidencing such Shares issued.

6.             Termination of Service. In the event your employment with or service for the Company or any of its Parent and Subsidiaries is terminated (“Termination of Service”), other than for Cause (as defined in the Plan), your right to any unvested Restricted Share Units, if any, will terminate effective as of the earlier of: (i) the date that you give or are provided with written notice of Termination of Service, or (ii) if you are an employee of the Company or any of its Parent and Subsidiaries, the date that you are no longer actively employed and physically present on the premises of the Company or any of its Parent and Subsidiaries, regardless of any notice period or period of pay in lieu of such notice required under any applicable statute or the common law (each, the “Notice Period”). For greater clarity, you have no rights to vest in the Restricted Share Units during the Notice Period.

Notwithstanding the foregoing, if your Termination of Service is by reason of Cause, then your right to the Restricted Share Units (vested or unvested) shall terminate concurrently with your Termination of Service. For this purpose, Cause shall have the meaning as expressly defined in any then-effective written agreement regarding your employment with the Company or any of its Parent and Subsidiaries, or in the absence of such then-effective written agreement and definition, shall have the meaning as defined in the Plan.

Notwithstanding any contrary provision of this Agreement, the balance of the Restricted Share Units that have not vested as of the time of your Termination of Service (or, in case of Termination of Service by reason of Cause, all the Restricted Share Units, vested and unvested) shall be, in the sole discretion of the Administrator, forfeited or automatically transferred to and reacquired by the Company at no cost to the Company and your right to acquire any Shares hereunder shall immediately terminate.

7.             Termination by Death or Disability. Unless otherwise determined by the Administrator, your right to any unvested Restricted Share Units will terminate effective as of the Termination of Service as a result of death or Disability (as defined in the Plan), and such unvested Restricted Share Units shall be, in the sole discretion of the Administrator, forfeited or automatically transferred to and reacquired by the Company at no cost to the Company while any vested Restricted Share Units entitled by you will be distributed in accordance with applicable terms and conditions set forth hereunder. In the event of termination by death, any distribution or delivery to be made to you under this Agreement shall be made to your designated beneficiary, provided such beneficiary has been designated prior to your death in a form acceptable to the Administrator or, if no such beneficiary has been designated or survives you, the administrator or executor of your estate. Any such transferee must furnish the Administrator with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Administrator to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

8.             Rights as a Shareholder. Neither you nor any person claiming under or through you shall have any of the rights or privileges of a shareholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares (which may be in book entry form) shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to you (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, you shall have all the rights of a shareholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares until you cease to be a shareholder of the Company.

9.             Additional Conditions to Distribution of Restricted Share Units or Issuance of Shares. The Company shall not be required to issue Shares or any certificate or certificates for Shares hereunder prior to fulfillment of all the following conditions: (a) the completion of any registration or other qualification of such Shares or depositary shares representing such Shares under any U.S. state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, which the Administrator shall, in its absolute discretion, deem necessary or advisable; (b) the obtaining of any approval or other clearance from any U.S., Cayman Islands or Chinese governmental agency, which the Administrator shall, in its absolute discretion, determine to be necessary or advisable; and (c) the lapse of such reasonable period of time following the date of vesting of the Restricted Share Units as the Administrator may establish from time to time for reasons of administrative convenience.

10.           Award is Not Transferable. Except to the limited extent provided in paragraphs 6 and 18 of this Agreement or pursuant to the written consent of the Administrator, the award of the Restricted Share Units hereunder (the “Award”) and the rights and privileges conferred hereby shall not be transferred, assigned, or otherwise disposed of in any way (whether by operation of law or otherwise). Upon any attempt to transfer, assign, otherwise dispose of this Award, or any right or privilege conferred hereby, this grant and the rights and privileges conferred hereby immediately shall become null and void.

In the event of granting written consents for any transfer, the Administrator shall have fullest discretion permitted by applicable laws in deciding the extent to which, and stipulating terms and conditions under which, such transfer of the Restricted Share Units may be allowed (including, but not limited to, the transfer of part or all of the Restricted Share Units, for each of the vested and unvested portions of the Restricted Share Units). In the event of a transfer of part or all of the Restricted Share Units held by you as consented to by the Administrator, you hereby acknowledge and agree that you have the obligation to ensure that the transferee will be subject to and comply with the same terms, conditions, requirements and restrictions imposed on you by the Company in connection with the Restricted Share Units granted hereunder.

11.           Adjustment. In the event of your Demotion (as defined below), then the Administrator has the right, but not the obligation, to reduce the number of your unvested Restricted Share Units by an amount to be determined in the Administrator’s discretion on an individual, case-by-case basis. A “Demotion” will occur if, in the Company’s discretion, the Company reduces, decreases, downgrades or demotes, as the case may be, your (i) job responsibility, (ii) remuneration or other reward in consideration for the services of employment or appointment, (iii) title, or (iv) position in or with the Company or any of its Parents and Subsidiaries. Notwithstanding the foregoing, a resignation or removal of a director from the board of directors is not and will not be deemed as a Demotion. In the event of your Promotion (as defined below), then the number of Restricted Share Units granted may be increased by an amount to be determined in the Company’s discretion on an individual, case-by-case basis, effective at the time of the Promotion. A “Promotion” will occur if, in the Company’s discretion, the Company increases, expands, raises, upgrades or promotes, as the case may be, your (i) job responsibility, (ii) remuneration or other reward in consideration for the services of employment or appointment, (iii) title, or (iv) position in or with the Company or any of its Parents and Subsidiaries. After the Demotion or Promotion, as the case may be, (1) the vesting schedule shall remain unchanged except that the new adjusted number of Restricted Share Units shall be used to calculate the vesting of the remaining unvested Restricted Share Units, and (2) any vested Restricted Share Units shall remain outstanding and settle in accordance with their terms as long as you continue to be employed or provide services to the Company, a Parent, or a Subsidiary.

12.           Withholding of Taxes. The Company has the authority to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy applicable national, state, local and foreign taxes arising from this Restricted Share Units. You may satisfy your tax obligation, in whole or in part, by: (i) electing to have the Company withhold Shares upon the distribution of your Restricted Share Units otherwise to be delivered with a Fair Market Value equal to the minimum amount of the tax withholding obligation; (ii) surrendering to the Company previously owned Shares with a Fair Market Value equal to the minimum amount of the tax withholding obligation; (iii) paying over to the Company in cash the amount of tax withholding obligation; (iv) withholding from proceeds of the sale of Shares acquired pursuant to the Restricted Share Units either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization) without further consent; or (iv) such other method as determined by the Company. If the Administrator determines that you have not satisfied or performed your tax obligations, then the Administrator has the right, but not the obligation, to suspend the vesting of the Restricted Share Units for a period (the “Suspended Period”) commencing upon your failure or default until the time you have fully satisfied or performed such tax obligations.  For the avoidance of doubt: (i) the Administrator has discretion in determining whether or not you have satisfied or performed, fully or otherwise, your tax obligations; and (ii) after the vesting suspension is lifted, the time at which the specific number of the Restricted Share Units may otherwise vest under the original vesting schedule shall be postponed, in each case, by the same number of days that elapse during the Suspended Period.

13.           PRC Participants. You agree that the Administrator may set up and administer a centralized account management system to ensure that any proceeds, profits or gains from distribution of Restricted Share Units shall be remitted back to the People’s Republic of China. In addition, the Company may also impose other conditions or administrative measures to ensure or facilitate compliance of any applicable laws to which you or the Company is subject.

14.           Personal Data. You acknowledge and consent to the collection, use, processing and transfer of personal data as described in this paragraph. The Company, its affiliates and your employer hold certain personal information, including your name, home address and telephone number, date of birth, identification number, salary, nationality, job title, any shares awarded, cancelled, purchased, vested, unvested or outstanding in your favor, for the purpose of managing and administering the Plan (“Data”). The Company and its affiliates will transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located in PRC, the European Economic Area, the United States or elsewhere. You authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares on your behalf to a broker or other third party with whom you may elect to deposit any shares acquired pursuant to the Plan. You may, at any time, review Data, require any necessary amendments to it or withdraw the consent herein in writing by contacting the Company; however, withdrawing the consent may affect your ability to participate in the Plan.

15.           Voluntary Participation. Your participation in the Plan is voluntary. The value of the Restricted Share Units is an extraordinary item of compensation outside the scope of your employment contract, if any. As such, the Restricted Share Units are not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pensions or retirement benefits or similar payments unless specifically and otherwise provided. Rather, the awarding of the Restricted Share Units under the Plan represents a mere investment opportunity.

16.           Discretionary Plan. The Restricted Share Units Award are granted under and governed by the terms and conditions of the Plan. You acknowledge and agree that the Plan is discretionary in nature and may be amended, cancelled, or terminated by the Company, in its sole discretion, at any time. The grant of the Restricted Share Units under the Plan is a one-time benefit and does not create any contractual or other right to receive an award of Restricted Share Units or benefits in lieu of Restricted Share Units in the future. Future awards of Restricted Share Units, if any, will be at the sole discretion of the Company, including, but not limited to, the timing of the award, the number of shares, and vesting provisions. The Plan has been introduced voluntarily by the Company and in accordance with the provisions of the Plan may be terminated by the Company at any time. By execution of this Agreement, you consent to the provisions of the Plan and this Agreement.

17.           Lock-up. You hereby irrevocably agree not to sell, assign, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, or otherwise transfer or dispose of any interest in any Shares issued under the Plan during the 5-year period following the vesting of the Shares; provided, however, that you shall be permitted (i) to transfer any Shares issued under the Plan to your family members or affiliates, provided that such transferee shall be subject to the same transfer restrictions contained herein and (ii) solely in connection with the vesting or settlement of Restricted Share Units, to sell the number of Shares necessary to satisfy any tax withholding obligations or remittance payments due as a result of the vesting or settlement of such Restricted Share Units through a voluntary sale or through a mandatory sale arranged by the Company.

18.           Further Assurance. You acknowledge and agree that, if it is determined by the Administrator that it is impermissible pursuant to applicable laws or otherwise inappropriate for you to hold the Restricted Share Units, or if the continuous holding of the Restricted Share Units will have an adverse impact on the Company, subject to the Company’s first refusal rights and/or repurchase rights, the Company shall have the right to forfeit or automatically transfer to the Company and reacquire such unvested Restricted Share Units, and/or require you to dispose of the Shares received upon settlement of vested Restricted Share Units in the manner permitted by the applicable laws within the period as required by the Company, by delivering a notice to you. If you fail to conduct the disposal within the prescribed period, the Administrator shall have the right to dispose of the Restricted Share Units on your behalf.

19.           Governing Law and Dispute Resolutions. This Agreement shall be construed in accordance with and governed by the laws of the Hong Kong Special Administrative Region without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of Hong Kong Special Administrative Region to the rights and duties of the parties.

Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be one. The arbitration proceedings shall be conducted in English.

(Signature page to follow)

NIO Inc.

Name: Lihong Qin
Title: Director

ACKNOWLEDGED AND AGREED BY:

Name (print): Bin Li

[Signature Page to Restricted Share Units Award Agreement]

Exhibit A

Vesting Conditions and Schedule

1.      Vesting Requirements. The vesting of the Restricted Share Units is contingent upon the Company’s achievement of certain performance targets and the Grantee continuing as the (i) chief executive officer of the Company, (ii) chairman of the Board, or (iii) senior management or other key positions of the Company as recognized by the Administrator (each of these positions a “Key Position”) through each vesting event as set forth below.

As detailed in Tables 1 and 2 below, the Restricted Share Units are divided into ten (10) equal tranches, each consisting of 24,845,446 units. The vesting of each tranche is contingent upon the Company’s achievement of performance targets set forth next to such tranche, subject to the Grantee continuing to hold a Key Position through the date the Administrator determines, approves and certifies in its sole, good faith discretion that the requisite vesting conditions for the applicable tranche have been satisfied (a “Certification” and the date of such Certification, the “Certification Date”). Each tranche shall vest and settle as soon as administratively practicable after the Certification Date on the earliest to occur of the following quarterly vesting dates: March 1, June 1, September 1, and December 1, provided that if the applicable quarterly vesting date is a weekend or a holiday, then the vesting date will be the first business day thereafter, unless adjusted to another date by the Administrator. For the avoidance of doubt, multiple tranches may vest concurrently on a specific Certification Date upon the Administrator’s determination that the applicable performance targets have been achieved, but each tranche can only be vested once upon the Administrator’s Certification.

The Administrator shall assess, on an annual basis and upon the Grantee’s reasonable request, whether the vesting requirements have been satisfied. The maximum term of the Award shall be twelve (12) years so that, absent earlier termination as provided herein, the Award shall expire automatically and be forfeited on the 12th anniversary of the Grant Date. All unvested Restricted Share Units as of the 12th anniversary of the Grant Date shall be forfeited, and shares underlying such unvested Restricted Share Units shall be automatically transferred back to the award pool.

Table 1: Market Capitalization Vesting Requirements for Restricted Share Units

Tranche #	Number of Restricted Share Units	Performance Target(1)
1	24,845,446	Market capitalization exceeds US$30 billion
2	24,845,446	Market capitalization exceeds US$50 billion
3	24,845,446	Market capitalization exceeds US$80 billion
4	24,845,446	Market capitalization exceeds US$100 billion
5	24,845,446	Market capitalization exceeds US$120 billion
Total	124,227,230

Note:

(1)	A performance target relating to market capitalization is achieved if the average of the Company’s market capitalization for all trading days in (i) the trailing six calendar month period and (ii) the trailing 30 calendar day period exceed the applicable performance target set forth in Table 1.

As of any date of determination fixed at the Administrator’s discretion, the applicable six-month or 30-day period ends with (and is inclusive of) such determination date. The Company’s market capitalization on a specific trading day is calculated as the product of (i) the closing price of the Company’s ADS, (ii) the ratio of ADS to Class A ordinary shares at the closing of the trading day, and (iii) the total number of outstanding ordinary shares at the closing of the trading day.

Table 2: Net Profit Vesting Requirements for Restricted Share Units

Tranche #	Number of Restricted Share Units	Performance Target(1)
1	24,845,446	Net profit exceeds US$1.5 billion
2	24,845,446	Net profit exceeds US$2.5 billion
3	24,845,446	Net profit exceeds US$4.0 billion
4	24,845,446	Net profit exceeds US$5.0 billion
5	24,845,446	Net profit exceeds US$6.0 billion
Total	124,227,230

Note:

(1)	A performance target relating to net profit is achieved if the net profit for a fiscal year, as reported in the Company’s audited consolidated financial statements included in the annual report on Form 20-F filed with the SEC, exceeds the applicable performance target set forth in Table 2. During the term of the Award, if the Company undergoes major asset restructuring, the Administrator may adjust each unrealized net profit target at its discretion.

2.        Termination Period

Subject to paragraph 3 under Section 1 above, as long as the Grantee continues to hold a Key Position, any unvested Restricted Share Unites will remain outstanding. If the Grantee ceases to hold any Key Position, the Grantee’s rights to any unvested Restricted Share Units as of the date of the Grantee’s cessation of holding any Key Position shall immediately terminate, and such unvested Restricted Share Units shall be forfeited, and shares underlying such unvested Restricted Share Units shall be automatically transferred back to the award pool and will become available for future grants during the term of the Plan.

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